

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

August 2, 2017

Jonathan H. Baksht
Senior Vice President and Chief Financial Officer
Ensco plc
6 Chesterfield Gardens
London W1J 5BQ
United Kingdom

Re: Ensco plc
    Amendment No. 1 to Registration Statement on Form S-4
    Filed July 20, 2017
    File No. 333-218808

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 13, 2017 letter.

Certain Unaudited Financial Forecasts Prepared by the Management of Ensco, page 84

1.   We note your response to prior comment 7 and reissue the comment in part. You state in your response that operating assumptions beyond a period of six years are not meaningful and you do not develop discrete operating assumptions beyond six years; rather, you carry forward your 2022 operating assumptions for all remaining operating years. However, it appears that you provided, and Morgan Stanley considered, "useful life" projections for the remaining useful life of the Ensco and Atwood fleets in conducting its analyses. Accordingly, please disclose the financial forecasts of Ensco management for Ensco and Atwood through the remaining useful life of the Ensco and Atwood fleets. Please also disclose the material assumptions underlying these financial forecasts, such as the operating assumptions.

You may contact Jeannette Wong, Staff Accountant, at (202) 551-2137 or Ethan Horowitz, Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Lisa Krestynick, Staff Attorney, at (202) 551-3056 or Kevin Dougherty, Staff Attorney, at (202) 551-3271 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc: Sean T. Wheeler
        Latham & Watkins LLP